Copa Holdings Announces Monthly Traffic Statistics for December 2012

PANAMA CITY, Jan. 9, 2013 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for December 2012:

Operating Data	December	December	% Change	FY	FY	% Change
	2012	2011	(YOY)	2012	2011	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,550.7	1,286.7	20.5%	16,566.6	13,352.3	24.1%
RPM (mm) (2)	1,181.8	975.3	21.2%	12,499.4	10,196.5	22.6%
Load Factor (3)	76.2%	75.8%	0.4p.p.	75.4%	76.4%	-0.9p.p.
International Service
ASM (mm) (1)	1,484.3	1,206.3	23.0%	15,821.9	12,365.4	28.0%
RPM (mm) (2)	1127.9	908.1	24.2%	11,914.7	9,441.9	26.2%
Load Factor (3)	76.0%	75.3%	0.7p.p.	75.3%	76.4%	-1.1p.p.
Domestic Service
ASM (mm) (1)	66.4	80.4	-17.4%	744.7	986.9	-24.5%
RPM (mm) (2)	54.0	67.2	-19.7%	584.6	754.6	-22.5%
Load Factor (3)	81.2%	83.6%	-2.3p.p.	78.5%	76.5%	2.0p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of December 2012, Copa Holdings' system-wide passenger traffic (RPM) increased 21.2% year over year, while capacity increased 20.5%. As a result, system load factor for December 2012 was 76.2%, a 0.4 percentage point increase when compared to December 2011.

International passenger traffic grew 24.2%, while capacity increased 23.0%. This resulted in a load factor of 76.0%, a 0.7 percentage point increase when compared to December 2011. For the month, International capacity represented 95.7% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 19.7%, while capacity decreased 17.4%. As a result, domestic load factor for the month decreased 2.3 percentage points to 81.2%. For the month, domestic capacity represented 4.3% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 83 aircraft: 57 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo, Panama, Director-Investor Relations, (507) 304-2677